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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                                  Advocat Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   007586100
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                                 (CUSIP Number)

                                 Amy Wang, Esq.
                         Bristol Capital Advisors, LLC
          10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 19, 2007
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 007586100


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bristol Investment Fund, Ltd.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Cash
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Cayman Islands
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               7.   Sole Voting Power
  NUMBER OF         159,361
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           159,361
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     159,361
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     2.73%
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14.  Type of Reporting Person (See Instructions)
     CO
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The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule
13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4 is hereby amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

As of February 19, 2007, Bristol Investment Fund, Ltd. ("Bristol") and Oakdale Capital Partners I, LP ("Oakdale") agreed to terminate the Joint Filing Agreement with respect to the filing of any amendments to the Schedule 13D originally filed by Bristol and Oakdale on August 23, 2006. The Joint Filing Agreement was filed as Exhibit 1 to the Schedule 13D filed on August 23, 2006. This amendment as well as any amendments filed subsequent hereto to report changes in Bristol's holdings shall be filed solely by Bristol on its own behalf.

Item 5(a) is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of the filing of this Amendment No. 2 to Schedule 13D, Bristol owns 159,361 Shares, which represents approximately 2.73% of the Shares outstanding, based upon 5,836,287 Shares outstanding as of November 1, 2006 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on November 8, 2006.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2007

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler